SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §  240.13Dd-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. _____)

China Recycling Energy Corporation
(Name of Issuer)

Common Stock, $0.001 Par Value
 (Title of Class of Securities)

168913101
(CUSIP Number)

Guohua Ku
China Recycling Energy Corporation
12/F, Tower A
Chang An International Building
No. 88 Nan Guan Zheng Jie
Xi An City, Shan Xi Province
China 710068

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 24, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box.    ☐

(Continued on following pages)

(Page 1 of 5)

CUSIP NO. 101400307	13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS: Guohua Ku

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

People’s Republic of China

	7	SOLE VOTING POWER:

NUMBER OF		18,706,943 shares of Common Stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		--

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		18,706,943 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER:

--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

18,706,943 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

48.2% of the outstanding Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1.    Security and Issuer

This Statement on Schedule 13D (this "Statement") relates to common stock, $0.001 par value per share (the "Common Stock"), of CHINA RECYCLING ENERGY CORPORATION, a Nevada corporation ("Issuer"). The principal executive offices of the Issuer are located at 12/F, Tower A of the Chang An International Building, No. 88 Nan Guan Zheng Jie, Xi An City, Shan Xi Province, People’s Republic of China 710068.

Item 2.    Identity and Background

This Statement is filed by Guohua Ku, a citizen of People’s Republic of China ("Reporting Person"). The business address of the Reporting Person is 12/F, Tower A of the Chang An International Building, No. 88 Nan Guan Zheng Jie, Xi An City, Shan Xi Province, People’s Republic of China 710068.  The Reporting Person is currently the Chief Executive Officer and Chairman of the Board of the Issuer.

During the past five years, the Reporting Person: (i) has not been convicted in a criminal proceeding; and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

The funds were derived from the Reporting Person’s personal funds.

Item 4.    Purpose of the Transaction

Pursuant to a Share Purchase Agreement, dated December 24, 2008 (the "Share Purchase Agreement"), between the Reporting Person and Hanqaio Zheng (“Zheng”), the Reporting Person acquired 18,706,943 shares of common stock of the Issuer, at the price of $0.40 per share.  A copy of the Share Purchase Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.  The purpose of the transaction was investment.

The Reporting Person may in the future determine to: (i) acquire additional securities of the Issuer through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by it, or (iii) consider plans or proposals which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies of the board of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments; (h) any other action whether or not similar to those enumerated above. The Reporting Person reserves the right to take actions to influence the management of the Issuer should it deem such actions appropriate.

Item 5.    Interest in Securities of the Issuer

(a) and (b) The aggregate number of shares beneficially owned by the Reporting Person identified in this filing is 18,706,943 Shares or 48.2% of the Common Stock, based on 38,778,035 shares outstanding of the Issuer's common stock as of February 1, 2010. The Reporting Person has sole voting and dispositive power over the subject securities.

(c) The Reporting Person has not effected any transactions regarding the Common Stock of the Issuer over the preceding sixty (60) days.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares owned by the Reporting Person.

(e) Not applicable.

Item 6.    Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Share Pledge Agreement, dated November 16, 2007, by and among Zheng, Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P (the “Share Pledge Agreement”), which agreement is attached hereto as Exhibit 2 and incorporated herein by reference, as security for notes issued to Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. (collectively, the “Secured Parties”), Zheng, then President of the Issuer, pledged 9,653,471 shares of Common Stock of the Issuer held by him to the Secured Parties.

In connection with the transfer of all of the shares of Common Stock of the Issuer held by Zheng to the Reporting Person, on December 24, 2008, the Share Pledge Agreement was amended pursuant to a First Amendment to Share Pledge Agreement by and among Zheng, the Reporting Person and the Secured Parties (the “Pledge Amendment”) to substitute the Reporting Person for Zheng.  The Pledge Amendment is attached hereto as Exhibit 3 and incorporated herein by reference.  As a result, 9,653,471 shares of Common Stock of the Issuer held by the Reporting Person are pledged to the Secured Parties in connection with a $5,000,000 promissory note (the “Secured Note”) issued by the Issuer to the Secured Parties, which note bears interest at 5% per annum and will mature on April 29, 2011.  Upon an event of default under the Secured Note, the Reporting Person irrevocably appoints the Secured Parties as its proxy to exercise all voting rights with respect to the pledged shares.

Item 7.    Material to be Filed as Exhibits

1.	Share Purchase Agreement, dated December 24, 2008, between Hanqaio Zheng and Guohua Ku.
2.	Share Pledge Agreement, dated November 16, 2007, by and among Hanqaio Zheng, Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P.
3.	First Amendment to Share Pledge Agreement, dated December 24, 2008, by and among Hanqaio Zheng and Guohua Ku, Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: March 8, 2010
/s/ Guohua Ku Reporting Person